Steven Glauberman, Esq.
SGlauberman@beckerlawyers.com
Phone: (212) 599 3322 ext. 25115
Fax: (212) 557-0295

Becker & Poliakoff, LLP
45 Broadway, 17th Floor
New York, New York 10006

July 8, 2022

Via EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Mr. Dave Edgar

Ms. Kathleen Collins

Mr. Edwin Kim

Mr. Larry Spirgel

Re:	Golden Path Acquisition Corp Response to the Staff’s Comments on Amendment No. 5 to Registration Statement on Form S-4 Filed June 22, 2022 with File No. 333-259896

Dear Mr. Edgar, Ms. Collins, Mr. Kim, and Mr. Spirgel:

On behalf of our client, Golden Path Acquisition Corp, a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 1, 2022 on the Company’s Amendment No. 5 to Registration Statement on Form S-4 previously submitted on June 22, 2022 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Amendment No. 6 to its registration statement on Form S-4 (the “Revised Registration Statement”) with exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Amendment No. 5 to Registration Statement on Form S-4 filed June 22, 2022

Summary of the Proxy Statement/Prospectus
MC Hologram Inc., page 11

1.	We note your response and revised disclosures to prior comment 1. Please explain further how you determined that Best Roads alone gained 54.24% of the voting power in MC as a result of the Act-in-Concert Agreement (Agreement) and why control of MC does not lie with all four parties to the Agreement. Also, tell us the names of the controlling shareholders and their percentage ownership in each of Tiger Initiative, Lucky Monkey Holding and Import & Export Guojin Development. Tell us whether there are any related party interests among these three entities and if so, how that factored into your analysis. Lastly, tell us what percentage ownership Ms. Peng held in BEIM prior to the reorganization transaction.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page, pages 12 and 203 in accordance with the Staff’s instructions. The Voting Agreement has been filed as Exhibit 10.11 of the Revised Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations MC Overview, page 135

2.	We note your revised disclosures in response to prior comment 6 where you include a quantified discussion of the impact that fiscal 2020 acquisitions had on revenue. Please move this disclosure to the paragraph where you discuss the increase in the revenue growth for the year ended December 31, 2020 compared to the year ended December 31, 2021 to add further context to the significant growth during this period.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 135 and 144 in accordance with the Staff’s instructions.

Specific Factors Affecting MC’s Results of Operations, page 136

3.	We note that your overall customer retention rates decreased from 40% during the three months ended March 31, 2021 to 25% during the same period in fiscal 2022, which is also a decrease from the 50% retention rate for fiscal 2021. Please revise to include a discussion of the reasons for this decrease. In this regard, your current disclosures refer to the fact that MC uses its own sales channels and is less dependent on third party sales, however, you provided this same explanation for the increase in your retention rate in fiscal 2021 compared to 2020, and it is unclear how reliance on your own sales channels supports the significant decrease in your retention rates to date in fiscal 2022. Similarly, revise to discuss the reasons for the significant decrease in the number of high paying customers during the first quarter of fiscal 2022.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 136 in accordance with the Staff’s instructions.

4.	Please revise to disclose the percentage of revenue generated from your Top 10 customers for each period presented to add context to the relevance of this measure.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 137 in accordance with the Staff’s instructions.

Results of Operations

Three Months Ended March 31, 2021, Compared to the Three Months Ended March 31, 2022, page 141

5.

Please address the following as it relates to your discussion of changes in revenue, cost of revenue and gross profit margin for the first quarter of fiscal 2021 compared to 2022 and revise your disclosures as necessary:

●	Explain how the incorporation of Horgos Bowei in November 2020 contributed to the revenue growth in the first quarter of fiscal 2022 compared to 2021.
In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 141 in accordance with the Staff’s instructions.

●	Provide a quantified breakdown of the RMB 10.4 million increase in SDK software service revenue between existing customers and MC’s new business development (i.e. new customers).
In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 141 in accordance with the Staff’s instructions.

●	Tell us whether you anticipate the decline in LiDar product sales and the increase in LiDar product costs to continue. If so, revise to include a discussion of any known trends or uncertainties related to such product sales that are reasonably likely to have a material impact on operations.
In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 141 in accordance with the Staff’s instructions

●	You attribute the decrease in holographic solutions’ gross margin from 28% to 10% to “a higher number of outsourced content provider and third party software developer was used during the three months ended March 31, 2022 to provide holographic solutions to our customers.” Explain further what this means. Also tell us what impact the increase in LiDar costs coupled with the accompanying decrease in LiDar revenues and the increase in hardware costs had on these margins. To the extent such items materially impacted your holographic solutions’ gross margins, revise to include a quantified discussion of such impact.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 142 in accordance with the Staff’s instructions

Year Ended December 31, 2020, compared to the Year Ended December 31, 2021, page 144

6.	You state that you revised your disclosures in response to prior comment 10, however, you continue to refer to a 3661% increase in the cost holographic solutions. Please revise or explain.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 145 in accordance with the Staff’s instructions.

MC Hologram - Notes to Unaudited Interim Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-59

7.

We note your revised discussion of Holographic Technology Service revenue indicates that you enter into advertising contracts to promote merchandise where the price for such service may be based on a percentage of gross merchandise volume (GMV).

Please tell us whether your reference to “gross” revenue for these arrangements is to a percentage of the GMV or to the total value of the merchandise sold.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on pages 154 and F-60 in accordance with the Staff’s instructions.

Note 20. Subsequent Events, page F-76

8.	Please revise to disclose the date through which you have evaluated subsequent events as your current disclosures refer to “June XX, 2022.”

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page F-76 in accordance with the Staff’s instructions.

MC Hologram Audited Financial Statements
Consolidated Statements of Cash Flows, page F-83

9.	We note your response to prior comment 13. Please reconcile the loan proceeds to third parties and loan repayments from third parties included in the investing cash flow activity to the RMB 13,329,441 loan receivable balance at December 31, 2021. Also, reconcile such cash flow activity to the information provided in Note 11. In this regard, it appears from the disclosures in Note 11 that loan repayments totaled approximately RMB77.4 million in fiscal 2021 compared to RMB57.9 per the statement of cash flows.

The company respectfully advises the Staff that within the cash flow statement there is a line named “Loan payable and loan receivable net off through tripartite agreement” under “NON-CASH INVESTING AND FINANCING ACTIVITIES”. Please refer to the reconciliation table.

	Principal	Interest	Principal	Interest	Total	To cash flow
	Third party 1	Third party 1	Third party 2	Third party 2
Balance as of January 1, 2021	-	-	-	-	-
Addition	14,200,000	162,321	75,906,587	626,054	90,894,962	90,268,908	Loan proceeds to third parties
						626,054	Interest income
Repayment	-	-	(57,906,587)	-	(57,906,587)	(57,906,587)	Loan repayment from third parties
Repayment through tripartite agreement	(14,200,000)	(162,321)	(5,296,613)	-	(19,658,934)	(19,658,934)	Loan payable and loan receivable net off through tripartite agreement
Balance December 31, 2021	-	-	12,703,387	626,054	13,329,441

Item 21. Exhibits and Financial Statement Schedules, page II-1

10.	You state in your response to prior comment 14 that you provided updated consents from Shandong Haoxin Certified Public Accountants Co., Ltd. for inclusion of its audit opinions for Shenzhen Tianyuemeng Technology Co., Ltd. and Shenzhen Bowei Vision Technology Co., Ltd in this registration statement, however, the consents noted in the Exhibit list refer back to those filed with the February 2, 2022 amendment. To the extent you continue to include the financial statements for these entities in this registration statement, you will need to continue to provide recent updated consents. Please revise.

In response to the Staff’s comments, the Company has updated consents from Shandong Haoxin Certified Public Accountants Co., Ltd. for Shenzhen Tianyuemeng and Shenzhen Bowei in the revised registration statement in accordance with the Staff’s instructions. Financial statements for these entities are included as the acquisitions meet significance test of 20% or more in accordance with Regulation S-X Rules 3-05 and 1-02(w).

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at 212 599-3322 ext. 25115 or via e-mail at sglauberman@beckerlawyers.com.

Very truly yours,

/s/ Steven Glauberman

cc:	Yang Ge (DLA Piper)
Bill Huo (Becker)

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